Filed by AmSurg Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

[The following is an email sent to employees of AmSurg Corp. and

Envision Healthcare Holdings, Inc. on November 10, 2016.]

FROM:	William A. Sanger & Christopher A. Holden

SUBJECT:	Envision 2017 Executive Update:
Video Spotlight Series – Ted Van Horne & American Medical Response

TO:	All Envision Healthcare & AMSURG Team Members

Our Spotlight Video Series continues with an introduction to Ted Van Horne and Envision Healthcare’s Medical Transportation business line, American Medical Response (AMR). As previously announced, upon completion of the proposed merger Ted will continue in his role as President & CEO of AMR, reporting to Randy Owen who we profiled last week.

In his video, Ted gives us insight to his decades-long service in healthcare, beginning as a paramedic, and how his passion has defined his career. We also share an overview of AMR and its many companies that are helping people in communities from coast to coast – and some around the world.

<Ted Video>

<AMR Video>

As we continue to make progress toward closing the merger of Envision Healthcare and AMSURG, we we appreciate you taking the time to get to know what our future-state organization will look like.

Thank you for all you do,

William A. Sanger	Chris Holden

If you have questions regarding the merger, please email EnvisionQuestions@evhc.net.

All merger updates can be found at www.evhc.net/merger.

[The following are transcripts of the videos sent with the above email to employees of AmSurg Corp. and

Envision Healthcare Holdings, Inc. on November 10, 2016.]

Questions & Answers with Ted Van Horne

[Ted]: We can affect a patient’s life in so many different ways, our AMR crews are on the front lines every day. It’s a pride, I think a passion of having been a paramedic, and then also being able to be a leader with that group. I’m Ted Van Horne; I’m President & CEO of American Medical Response.

Why did you go into Emergency Medical Services?

[Ted]: Well, actually I went to school initially for industrial design and engineering, went to Rochester Institute of Technology. In my senior year had an incident, in which ah was really the last thesis program, I was designing a bubble boat and at ah three in the morning an ambulance call went out for a person down in the quad. On my way out the door, I ah, hit my ah, project accidentally, didn’t even know about it until later on. Actually got a “D” on the project because I was out there trying to resuscitate a person that had ah jumped off the building actually. The professor flat out said, this is not what you love doing, what you love doing is that ambulance thing, and ah you need to do that instead of this, cause that’s what your passion is. And that’s really what got me into healthcare, was that defining moment, that one night at three in the morning.

What is American Medical Response?

[Ted]: We’re proud to be the largest community ambulance service in the U.S. We have a large air ambulance program, also we do fire services across the U.S., large bit of managed transportation where we’re doing brokerage work, moving patients and wheelchair patients into sedans to doctor’s appointments, and then the core mission really is the paramedic 911 services in communities all across the U.S., over 40 states, transporting nearly 5 million patients a year on just the ambulance side. Multiple million more on the brokeraged managed transportation. My kids know, and ya know, they ah don’t say an ambulance, they call it AMR. And that’s I think where we’re really driving the culture at AMR is that when you think of EMS and when you think of high performance systems, the word is AMR. It’s less about ambulances. That’s who we are as a company and that’s what our passion is.

American Medical Response Overview

[Voiceover]: AMR is the nation’s largest private medical transportation organization, with 30,000 paramedics, EMTs, nurses, communication professionals and support team members who cared for patients over 4.4 million times in 2015.

[Voiceover]: In small communities and major metropolitan areas across the country, AMR clinicians and support team members provide 911 medical response, inter-facility transportation – including contracts with regional and national health systems– and managed transportation.

[Voiceover]: AMR also delivers event medical services for large public events and sports venues, world-wide air ambulance coverage, protects millions of people through Rural Metro Fire and is FEMA’s prime contractor for EMS coordination and response services – most recently being activated to assist during and after Hurricane Matthew. In collaboration with our first responder partners, AMR is often on-scene at mass-casualty incidents such as the recent shootings in San Bernardino, Dallas and at Pulse Nightclub.

[Voiceover]: Through its dedication to practicing evidenced-based medicine, particularly focused on the “7 things that matter,” AMR clinicians have been able to definitively document that their practice delivers better outcomes for patients. One example is the AMR survival-to-hospital discharge rate – AMR communities achieved an 11.3% cardiac arrest survival rate compared to 10.6% in non-AMR communities participating in the CARES Registry in 2015.

[Voiceover]: In partnership with its Envision Healthcare sister companies EmCare and Evolution Health, AMR has also expanded beyond its traditional clinical and logistical expertise to become the nation’s largest provider of Mobile Integrated Healthcare and value-based solutions to communities and healthcare partners.

[Voiceover]: AMR’s deep connection to the local communities it serves is shown through its many philanthropic ventures, including funding research and academic initiatives through the AMR Foundation for Research and Education.

[Voiceover]: Now in its 5th year, AMR caregivers have trained over 250,000 people in Compression Only CPR during a national one-day effort.

[Voiceover]: In 2017, AMR will partner with the International Association of Fire Chiefs with a record setting goal of training one million people during one week in May. These numbers make AMR the second largest American Heart Association Training Center in the world.

[Voiceover]: AMR also gives back through Home for the Holidays, allowing critically ill patients the opportunity to attend family celebrations, Sentimental Journey, which enables patients near the end of their lives to participate in transformative experiences, and many other programs.

[Voiceover]: The men and women of AMR are proud to be America’s “largest local ambulance provider” whose team members are making a difference by caring for people in need every day.

[Voiceover]: We love making a positive difference in people’s lives and the communities we’re privileged to serve.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders on November 28, 2016 for consideration. On August 4, 2016, AMSURG caused its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. The SEC declared the Form S-4, as subsequently amended, effective on October 19, 2016. Envision and AMSURG have caused the definitive joint proxy statement/final prospectus to be mailed to their respective shareholders, as required by applicable law. This communication is not a substitute for the definitive joint proxy statement/final prospectus, or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the definitive joint proxy statement/final prospectus delivered to shareholders, and any other relevant documents that are filed with the SEC when they become available, because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the definitive joint proxy statement/final prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive joint proxy statement/final prospectus.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.